SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 4, 2005

J. C. PENNEY COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-15274	26-0037077
(State or other jurisdiction	(Commission File No.)	(I.R.S. Employer
of incorporation)		Identification No.)

6501 Legacy Drive
Plano, Texas   75024-3698

(Address of principal executive offices)   (Zip code)

Registrant's telephone number, including area code: (972) 431-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ] **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ] **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ] **Pre-commencement communications pursuant to Rule 13d-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 5.02(c)   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Ken C. Hicks has been promoted to the position of President and Chief Merchandising Officer of J. C. Penney Company, Inc. ("Company"), effective January 4, 2005.

Mr. Hicks, age 52, joined JCPenney in 2002 as President and Chief Operating Officer of Stores and Merchandise Operations of J. C. Penney Corporation, Inc., the Company's wholly-owned operating subsidiary. In July 2004, he was elected as an officer of the parent Company to serve in that same capacity. Prior to joining JCPenney, he served as president of Payless Shoe Source, Inc. from 1999 to 2002. He has also held senior merchandising positions at the Home Shopping Network and May Department Stores.

Item 9.01(c)   Financial Statements and Exhibits

Exhibit 99   News Release dated January 4, 2005 announcing the promotion of Ken C. Hicks to the position of President and Chief Merchandising Officer of J. C. Penney Company, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY COMPANY, INC.

By: /s/ Jeffrey J. Vawrinek
       Jeffery J. Vawrinek
       Assistant Secretary

Date: January 7, 2005

Exhibit 99

CONTACT

Carolyn Covey Morris	Quinton Crenshaw	Bob Johnson	Ed Merritt
Public Relations	Public Relations	Investor Relations	Investor Relations
(972) 431-4753	(972) 431-5581	(972) 431-2217	(972) 431-8167
ccovey1@jcpenney.com	qcrensha@jcpenney.com	rvjohnso@jcpenney.com	emerritt@jcpenney.com

JCPenney Names Ken Hicks President and Chief Merchandising Officer

PLANO, Texas, January 4, 2005 — Ken Hicks has been promoted to President and Chief Merchandising Officer of JCPenney, reporting to Chairman and CEO Myron (Mike) Ullman.

In announcing the appointment, Ullman said, "Ken is a proven merchandising professional who has done an outstanding job leading JCPenney's stores, planning and allocation, and merchandise operational support functions for the past two years. He brings terrific JCPenney experience to this new assignment, along with excellent merchandising know-how from previous work in other organizations. I am confident Ken is the right person for this critical role."

Hicks said, "I am excited about the opportunity to lead such a strong and respected merchandise team. Our focus will continue to be on ways to enhance the quality, style, and value JCPenney is known for, and the convenience of our store, catalog, and Internet shopping options."

Hicks joined JCPenney as President and Chief Operating Officer of Stores and Merchandise Operations in 2002, after a career spanning more than 20 years in merchandising and product development. Before joining JCPenney, he served as President of Payless Shoe Source, Inc., where he was responsible for merchandising, marketing, product distribution, and product development. He has also served as executive vice president and general merchandise manager for the Home Shopping Network, and senior vice president and general merchandise manager for May Department Stores in its May Merchandising and Foley's divisions, where he was responsible for shoes, accessories, cosmetics, home, juniors and intimate apparel. Hicks joined May Department Stores as senior vice president, strategic planning, from the consulting firm of McKinsey and Company. He graduated from the United States Military Academy and earned an M.B.A. with highest distinction from the Harvard Business School.

Hicks will continue to be responsible for JCPenney stores, supply chain, and store environment, design and construction until a chief operating officer successor is identified.

J. C. Penney Corporation, Inc., the wholly-owned operating subsidiary of the Company, is one of America's largest department store, catalog, and e-commerce retailers, employing approximately 150,000 associates. As of October 30, 2004, J. C. Penney Corporation, Inc. operated 1,020 JCPenney department stores throughout the United States and Puerto Rico, and 61 Renner department stores in Brazil. JCPenney Catalog, including e-commerce, is the nation's largest catalog merchant of general merchandise, and JCPenney.com is one of the largest apparel and home furnishings sites on the Internet. J. C. Penney Corporation, Inc. is a contributor to JCPenney Afterschool Fund, a charitable organization committed to providing children with high quality after school programs to help them reach their full potential.

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which reflect the Company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to, competition, consumer demand, seasonality, economic conditions, and government activity. Investors should take such risks into account when making investment decisions. In addition, non-GAAP terms referenced, if any, such as EBITDA and free cash flow, are defined and presented in the Company's 2003 Annual Report on Form 10-K.

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